July 18, 2007

U.S. POSTAGE, EDGAR & OVERNIGHT MAIL

Ryan Milne

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Croff Enterprises, Inc.
File No. 000-16731
Form 10-K for fiscal year ended December 31, 2006

Dear Mr. Milne:

This letter is in response to your June 18, 2007 comment letter (the “Comment Letter”) to Mr. Gerald L. Jensen, Chief Executive Officer of Croff Enterprises, Inc. (the “Company”), as indicated above.

This letter indicates how the Company proposes to amend the above-referenced filing to respond to your comments, or why, with respect to certain comments, the Company believes that no changes to its disclosures are necessary, and provides certain supplemental information requested by you in the Comment Letter. For your convenience, we have restated the comments from the Comment Letter below, followed by the Company’s responses, which where appropriate contain cross-references to specific discussions and/or pages in the amended filings referred above.

Form 10-K For the Year Ended December 31, 2006

Select Financial Data, page 22

1

We note from your response to comment 3 of our letter dated May 23, 2007, that you continue to believe that gains on the sale of equipment should be classified as revenues as they are derived from operating activities. It remains unclear to us how the sales of equipment constitute your ongoing major or central operations. Please explain to us why you consider sales of equipment to constitute your ongoing major or central operations when (1) you did not sell a significant amount of equipment in 2004, and (2) you do not describe the sale of equipment as being a central operation of your company in Item 1 of your Form 10-K. You appear to describe your company as, in sum, being engaged in the business of oil and natural gas production, primarily through ownership of perpetual mineral interests and acquisition of producing oil and natural gas leases, and your principal activity, as stipulated on page 4, is oil and natural gas production from non-operated properties. Expand upon your previous response to better support your belief that sales of equipment constitute your ongoing major or central operations, or reclassify the gains on sale of equipment as a component of “other general expenses” consistent with Rule 5-03 (b)(6) of Regulation S-X.

Croff Enterprises, Inc. Response:

We agree with your assessment and have moved the gain on sale of equipment to “Other income and expenses”. Please see Exhibit A for the Statement of Operations, Exhibit B for Results of Operations for Producing Activities, and Exhibit C for the selected financial data on page 22, which we plan to include in the amended 10-K.

Notes to Financial Statements, page F-8

Note 6 Income Taxes, page F-17

2.	We note your response to comment 5 of our letter dated May 23, 2007. Please respond to the following:

a)

We re-issue the 2nd sentence of our comment 5 of our letter dated May 23, 2007. Explain to us why there is a difference between the computed effective tax rate based upon your income tax expense of $82,478 in 2005 of 22% and the disclosed effective tax rate of 5.88%.

b)	Provide the disclosures required by paragraphs 43 to 49 of SFAS 109. In this regard, disclose current and deferred tax expenses or benefit.

c)

It appears that you have net deferred tax liability of $194,322, $143,233, and $49,189 as of December 31, 2006, 2005, and 2004, respectively. Explain to us why you reduced your net tax liability to zero with a valuation allowance and how that is consistent with the provisions of SFAS 109.

d)

Tell us what gave rise to your capital loss carry-forwards of approximately $31,000 at December 31, 2006, and disclose when the carry-forwards expire. Tell us why did not disclose the capital loss carry-forward as a deferred tax asset.

Croff Enterprises, Inc. Response:

a)

The Company as part of its review for this question discovered that the calculations were not rolled over from 2003 to 2004 therefore leaving the 2004 and 2005 percentages incorrect. The Company acknowledges the foregoing problem which has been corrected in the replacement disclosure in Exhibit D, and will be included in the amended filing.

b)	We believe that the changes in Exhibit D cover all of the disclosure requirements of paragraphs 43 to 49 of SFAS 109 and will be included in the amended filing of the December 31, 2006 10-K.

c)

There was an error in preparing the table on Note 6 of the original 10-K financials because it included the use of permanent depletion differences. Please refer to Exhibit D for the revised table and calculation of the deferred tax asset.

d)

The Company has a capital loss carry-forward of approximately $31,000. The loss was due to the sale of marketable securities and hedging transactions during fiscal year December 2002. The capital loss has indefinite life and can only used to reduce gains created by sale of capital assets. We have revised the disclosure and included the capital loss as part of the calculation of the deferred tax asset. Please refer to Exhibit D for the revised table and calculation of the deferred tax asset.

Closing Comments

As appropriate, please amend your filing and respond to these comments with 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

Croff Enterprises, Inc. Response:

The Company acknowledges the foregoing and that:

The Company is planning to amend the 10-K for December 31, 2006 10-K and as part of the responses to the Comment letters dated May 23, 2007 and June 18, 2007 we have attached exhibits with planned revised amendments. If you would like us to also send the proposed amended 10-K for December 31, 2006 before we file, please let us know.

*           *           *           *           *           *           *           *           *

We would appreciate the cooperation of the staff in working with us to address any further comments that the staff may have on the Company’s filings. We welcome the opportunity to speak with staff members directly in an effort to expedite the review process. Please feel free to call Harvey Fenster, CPA, our audit committee chairman at (212) 916-0763 or Donald W Prosser CPA who is assisting with this letter and the amended 10-K for December 31, 2006 at (303) 809-7548 to discuss any of these accounting issues.

Very truly yours,

/S/ Gerald L. Jensen

Gerald L. Jensen

Chief Executive Officer

attachments

Exhibit A

CROFF ENTERPRISES, INC.

STATEMENTS OF OPERATIONS

For the years ended December 31, 2004, 2005 and 2006

	2004	2005	2006
Revenues
Oil and natural gas sales	$615,731	$934,525	$842,400
Loss on natural gas “put” contracts	(7,599)	-	-
Other income (lease payments)	6,196	7,330	660
	614,328	941,855	843,060
Expenses
Lease operating expense including
production taxes	192,187	272,129	205,371
Proposed drilling program	30,825	52,638	-
General and administrative	112,157	165,212	212,648
Overhead expense, related party	48,000	50,554	49,872
Accretion expense	-	10,187	5,868
Depletion and depreciation	42,000	45,000	48,500
	425,169	595,720	522,259
Income from operations	189,159	346,135	320,801
Other income (expense)
Gain on sale of equipment	-	14,173	112,543
Gain (loss) on sale of marketable equity securities	(38,166)	-	-
Interest income	-	12,057	49,671
	(38,166)	26,230	162,214
Income before income taxes	150,993	372,365	483,015
Provision for income taxes	8,877	82,478	110,000
Net income	$142,116	$289,887	$373,015

Net income applicable to
preferred B shares	213,634	316,304	291,154

Net income (loss) applicable to
common shares	$(71,518)	$(26,417)	$81,861

Basic and diluted net income
(loss) per common share	$(0.13)	$(0.05)	$0.15

Exhibit B

RESULTS OF OPERATIONS FOR PRODUCING ACTIVITIES

The results of operations for oil and gas producing activities, excluding capital expenditures, impairment charges, corporate overhead and interest expense, are as follows for the years ended December 31, 2004, 2005 and 2006:

	2004	2005	2006

Revenues
Oil and natural gas sales	$615,731	$934,525	$842,400
Loss on natural gas “put” contracts	(7,599)	-	--
Other revenue (lease payments)	6,196	7,330	660
	614,328	941,855	843,060

Lease operating costs	148,844	257,813	150,011
Production taxes	43,343	66,954	55,360
Impairment charges	--	52,638	--
Depletion, depreciation and accretion	42,000	55,187	54,368
Income tax expense	8,877	82,478	110,000

	243,064	515,070	369,739

Results of operations from producing activities (excluding capital expenditures, corporate overhead, and interest expense)	$371,264	$426,785	$473,321

Exhibit C

ITEM 6.	SELECTED FINANCIAL DATA

The following table presents selected historical financial data of the Company for the five-year period ended December 31, 2006. Future results may differ substantially from historical results because of changes in oil and natural gas prices, production increases or declines and other factors. This information should be read in conjunction with the Financial Statements, and notes thereto, and Management’s Discussion and Analysis of Financial Condition and Results of Operations, presented below, Item 7.

STATEMENT OF OPERATIONS DATA

			Year		Ended		December		31,

	2002		2003		2004		2005		2006
Operations
Oil and Natural Gas	$286,602		$392,564		$608,132		$934,525		$842,400
Other Revenues	$28,726		$23,362		$(1,403)		$7,330		$660
Expenses	$216,416		$321,817		$434,046		$678,198		$632,259
Net Income	$98,912		$94,109		$142,116		$289,887		$373,015
Per Common Share(1)	$.04	(1)	$.01	(1)	$(0.13	)(1)	$(0.05	)(1)	$0.15	(1)
Working capital	$419,475		$336,471		$330,243		$625,862		$995,498
Dividends per share	NONE		NONE		NONE		NONE		NONE

BALANCE SHEET DATA
Total assets	$753,212		$898,221		$1,088,553		$1,807,502		$1,867,161

Long-term debt**	--		--		--		--		--

Stockholders’ equity	$736,408		$866,112		$1,051,438		$1,314,320		$1,687,335

** There were no long-term obligations from 2002-2006.

(1) The Company allocates its net income between preferred B shares and common shares; accordingly, net income (loss) applicable to common shares varies from a fixed ratio to net income, depending on the source of income and expenses. See attached financials statement for further detail.

Exhibit D

6.	INCOME TAXES

The provisions for income taxes from operations consist of the following:

	2004	2005	2006
Federal tax expense	$8,877	$72,474	$100,000
State tax expense	-	10,004	10,000
	$8,877	$82,478	$110,000

A reconciliation of the Company’s effective income tax rate and the United States statutory rate is as follows:

	2004	2005	2006
United States statutory rate	34.00%	34.00%	34.00%
State income taxes, net of Federal income tax
benefit	2.55	2.55	2.55
Reduction of valuation allowance (used NOL)	(2.55)	(0.45)	(0.45)
Percentage depletion	(29.79)	(15.62)	(14.45)
Book depletion & depreciation in excess of tax	1.67	1.67	1.12
	5.88%	22.15%	22.77%

At December 31, 2006, the Company had capital loss carry-forwards of approximately $31,000. The loss was due to the sale of marketable securities and hedging transactions during fiscal year December 2002. The capital loss has indefinite life and can only used to reduce gains created by sale of capital assets.

Deferred taxes result primarily from state net operating loss carry forwards and capital loss carry forwards and asset basis differences between book and income tax depreciation and depletion methods. In addition, the Company uses percentage depletion which does not create a basis difference between book and tax above the book/tax cost depletion. The net operating loss carry forward is only for two of the states the Company operates in and expires in 2006. The income tax percentage depletion continues to exceed book depletion and is considered a permanent difference.

At December 31, 2004, 2005 and 2006, total deferred tax assets, liabilities and valuation allowance are as follows:

Deferred tax assets resulting from:

	2004	2005	2006

Net operating loss carry forwards	$10,220	$7,688	$5,156
Capital loss carry forward	10,540	10,540	10,540
Depreciation & depletion differences	(2,532)	(2,532)	(5,425)
Total deferred tax asset	18,228	15,696	10,271
Less valuation allowance	(18,228)	(15,696)	(10,271)
	$--	$--	$--

A 100% valuation has been established against the deferred tax assets, as utilization of the net operating and capital loss carry forwards cannot be reasonably assured.